SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                            -------------------------
                                  Peapod, Inc.
                            (Name of Subject Company)
                            -------------------------
                             Bean Acquisition Corp.
                           Ahold U.S.A. Holdings, Inc.
                      Koninklijke Ahold N.V. (Royal Ahold)
                            (Names of Filing Persons)

                     Common Stock, par value $.01 per share
         (together with the associated Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    704718105
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/    third-party tender offer subject to Rule 14d-1.
/ /    issuer tender offer subject to Rule 13e-4.
/X/    going-private transaction subject to Rule 13e-3.
/X/    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
================================================================================

         This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001, as amended by Amendment No. 1 filed on August 1, 2001, Amendment No. 2 filed on August 7, 2001 and Amendment No. 3 filed on August 16, 2001 (as amended, the "Schedule TO"), relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and an indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 12  Material to be Filed as Exhibits.

         Item 12 is hereby amended and supplemented by adding the following:

         Exhibit (a)(10) Text of press release issued by Koninklijke Ahold N.V., dated August 16, 2001, announcing the settlement in the stockholder lawsuit brought against Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2001                      KONINKLIJKE AHOLD N.V.

                                             By: /s/ Robert G. Tobin
                                                -----------------------------
                                                Name: Robert G. Tobin
                                                Title: Vice President

                                             AHOLD U.S.A. HOLDINGS, INC.


                                             By: /s/ Robert G. Tobin
                                                -----------------------------
                                                Name: Robert G. Tobin
                                                Title: Director

                                             BEAN ACQUISITION CORP.

                                             By: /s/ Robert G. Tobin
                                                -----------------------------
                                                Name: Robert G. Tobin
                                                Title: President

                                  EXHIBIT INDEX



Exhibit (a)(10) Text of press release issued by Koninklijke Ahold N.V., dated August 16, 2001, announcing the settlement in the stockholder lawsuit brought against Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.